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Exhibit (a)(1)(C)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock and the Associated Preferred Share Purchase Rights
of
Oplink Communications, Inc.
at
$24.25 Net Per Share
by
Koch Optics, Inc.
an indirect wholly-owned subsidiary of
Koch Industries, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON MONDAY, DECEMBER 22, 2014, UNLESS THE OFFER IS EXTENDED.

November 24, 2014

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

        We have been engaged by (i) Koch Optics, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch Industries"), and (ii) Koch Industries to act as Information Agent in connection with the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Common Shares"), together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated September 18, 2012 (as amended on November 18, 2014), between Oplink Communications, Inc., a Delaware corporation ("Oplink"), and Computershare Shareowner Services LLC, as Rights Agent, to purchase one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (which Rights, together with the Common Shares, are hereinafter collectively referred to as the "Shares") of Oplink, at a price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated November 24, 2014;

  2.
  Letter of Transmittal to be used by shareholders of Oplink in accepting the Offer;

  3.
  Oplink's Solicitation/Recommendation Statement on Schedule 14D-9; and

  4.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 2014 (the "Merger Agreement"), by and among Koch Industries, the Purchaser, and Oplink. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into Oplink (the "Merger") as soon as practicable, without a vote of the shareholders of Oplink, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), with Oplink surviving the Merger as an indirect wholly-owned subsidiary of Koch Industries.

        The board of directors of Oplink unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Oplink and its shareholders, (ii) approved, adopted and declared advisable the Merger

Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the acceptance of Shares for payment without a vote of Oplink's shareholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that the holders of Shares accept the Offer and tender all of their Shares to the Purchaser in response to the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Koch Industries, the Purchaser, and Oplink will, as soon as practicable following the completion of the Offer, cause the Merger to become effective, without a vote of Oplink's shareholders, in accordance with Section 251(h) of the DGCL (as detailed within the Offer to Purchase).

        There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Purchaser, equals at least a majority of the Shares issued and outstanding at the expiration of the Offer (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—"Conditions of the Offer" of the Offer to Purchase for a description of the conditions to the Offer.

        We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, December 22, 2014, unless extended.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

        Neither the Purchaser nor Koch Industries will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

        Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,
Innisfree M&A Incorporated

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, KOCH INDUSTRIES OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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  Exhibit (a)(1)(C)